July 25, 2012

VIA EDGAR TRANSMISSION

Larry Green

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC, 20549-4720

Dear Mr. Green,

The purpose of this letter is to respond to the various comments of the staff of the Securities and Exchange Commission (the "Commission") in connection with the review by the Staff of certain Form SC TO-I/A filings made by Gottex Multi-Asset Endowment Master Fund, Gottex Multi-Asset Endowment Fund – I and Gottex Multi-Asset Endowment Fund – II (the “Funds”) as such comments were relayed by you to the undersigned during our telephone conversation on July 18, 2012.

COMMENT #1 – Add additional language to the Form SC O - I/A filings detailing the method surrounding the administration of the tender offer payment to the shareholder.

RESPONSE – Going forward the Funds will add additional the language surrounding the administration of the tender offer payment to the shareholder.

Please contact the undersigned at (414) 299-2142 if you have any questions regarding the responses.

The Funds acknowledge that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments, or changes to disclosure in response to staff comments, in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to any filing; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Benjamin D. Schmidt

Benjamin D. Schmidt

Administrator